

September 8, 2015

Via E-mail
Stephen Ward
The First Bancorp, Inc.
Main Street
Damariscotta, ME 04543

> **Re:** **The First Bancorp, Inc.**
> **Form 10-K**
> **Filed March 13, 2015**
> **File No. 000-26589**

Dear Mr. Ward:

We have reviewed your response letter in connection with our review of the above filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 1. Discussion of Business, page 1

1. We note your response to comment 1. For the Form S-3 filed on February 9, 2009 (file no. 333-157185), we suggest that you file a post-effective amendment requesting that the shares be deregistered. For the Form S-3 filed on July 22, 2011 (file no. 172722), if no shares have been sold under the registration statement, we suggest that you file a Form RW requesting that the filing be withdrawn. For the Form S-8 filed on May 21, 2010 (file no. 333-167014), please provide the following information:

   a. Please clarify whether you are in possession of consents from your independent auditor allowing you to incorporate the reports by reference into the registration statements and simply failed to file them as exhibits to your annual report, or whether you did not receive consents from the independent auditor at all.

   b. Please provide a detailed list of the number and value of the shares that were issued pursuant to the stock-based employee incentive plan for each year beginning in 2010.

        c.   Please provide your analysis as to whether you maintained effective disclosure controls and procedures despite the failure to file the auditor's consents as exhibits to your annual reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney